


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

THE COMPANY

1.   Name of issuer: CTXMarket.com

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Patrick Davis Jones	James Patton Jones
Dates of Board Service:	June 2020 - Present	June 2020 - Present
Principal Occupation:	Software Developer	Software Developer
Employer:	CTXMarket.com	CTXMarket.com
Dates of Service:	June 2020 - Present	June 2020 - Present
Employer's principal business:	E-commerce	E-commerce
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	Chief Executive Officer	Chief Technical Officer
Dates of Service:	June 2020 - Present	June 2020 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		




OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Employer:	Meg Media Inc.	MWM Consulting
Employer's principal business:	Online education	Boardroom consulting
Title:	Chief Learning Officer	Associate
Dates of Service:	April 2014 - Present	November 2018 - September 2020
Responsibilities:	Development of e-learning materials and student support software solutions	Sourcing and identifying candidates

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Patrick Davis Jones	James Patton Jones
Title:	Chief Executive Officer	Chief Technical Officer
Dates of Service:	June 2020 - Present	June 2020 - Present
Responsibilities:	Software development, finance, hiring	Software development
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Meg Media Inc.	MWM Consulting
Employer's principal business:	Online education	Boardroom consulting
Title:	Chief Learning Officer	Associate
Dates of Service:	April 2014 - Present	November 2018 - September 2020
Responsibilities:	Development of e-learning materials and student support software solutions	Sourcing and identifying candidates for board positions


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
James Patton Jones	5,000,000 Common Voting Shares	50%
Patrick Davis Jones	5,000,000 Common Voting Shares	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

EXECUTIVE SUMMARY

The Problem
For most of the local businesses we know and love, developing a successful e-commerce presence is effectively impossible. There are a few insurmountable barriers:
*   Setting up an e-commerce presence that meet the expectations of people who shop on large e-commerce platforms like amazon.com can range from $10,000-$30,000 (to get started).
*   Once a local business sets up their own e-commerce store, it costs a lot of money to get Internet users to shop on their site. On average, an e-commerce store today is looking at a minimum cost of $100 for each user who purchases from their shop. For most local businesses, paying $100 for each customer who visits their online store is not feasible. They will lose money, and not make enough from each customer to make up the difference.
*   Local businesses looking to sell through mega e-commerce sites like amazon.com and etsy.com will immediately face three realities: (1) they will face competition from foreign sellers who undercut their prices (2) e-commerce sites will force them to spend thousands of dollars in ads to get eyeballs on their products (3) if they are successful selling a few of their products on these sites, many of these sites like amazon.com will make a generic brand of their product and compete against them.

Despite these insurmountable barriers, local businesses are aware that the amount of shopping people do online is increasing very quickly, especially since the COVID-19 pandemic. So, how should local businesses offer their products online when all the odds are stacked against them?

The Solution
CTXMarket.com is e-commerce for central Texas. We offer Central Texas businesses a customizable, beautiful hosted online store completely free. Local businesses can sell through their own shop, and the magic of CTXMarket.com is that, behind the scenes, each local business is sharing their listings in a single, very large, online marketplace, too: CTXMarket.com.

This means that online shoppers in Central Texas and anywhere on the Internet can purchase from Central Texas businesses directly, and online shoppers in Central Texas can take advantage of a single online marketplace that list thousands of local goods.

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

From a marketing perspective, CTXMarket can afford to pay the $100 per user acquisition cost for new customers, meaning that it makes sense for CTXMarket.com to bring local shoppers to local businesses online.

The Market
We exclusively serve Central Texans and customers buying from businesses in Central Texas. As of the 2020 census, there are 3.5 million residents in Central Texas. By 2030, the population is estimated to grow to 7 million. According to our research, this implies that roughly $3 billion per year will be spent on online retail sites by Central Texans in the year 2030.

The Competition
Our two biggest competitors are amazon.com and Facebook Marketplace.

Why Us?
We are the first e-commerce company offering a business model that meets the needs of both local sellers and local shoppers with our unique approach. Also, because we are located in Central Texas and exclusively focused on the Central Texas market, we have a unique competitive advantage over globally-focused websites like Facebook and amazon.com. Specifically, local network effects (like word-of-mouth), knowledge of local marketing channels, and intimate knowledge of our specific communities are competitive advantages that we can leverage and which will be difficult for globally-focused websites to replicate.

EXPECTATIONS
Financial Expectations
From a financial standpoint, we are focused on increasing the gross merchandise volume (or "GMV") going through CTXMarket.com. Our goal is to capture an increasing percentage of the online commerce activity in Central Texas over time, and, when CTXMarket.com has $1 million in daily GMV flowing through the platform, we seek to conduct an initial public offering.

To that end, we do not anticipate or desire for CTXMarket.com to be a highly profitable business, in the traditional sense. Instead, we seek to build it into something of a digital public utility for communities in Central Texas, then to make it a publicly-traded company.

Financing Need
Ctxmarket.com is raising capital so that we can:
- hire more staff who can help us achieve our goal of reaching $1 million a day in gross merchandise volume through the Platform
- distribute ownership claims on CTXMarket.com to a large number of people and organizations in Central Texas so that we can, together, build a more useful platform for conducting local business online

Use of funds
We will use the funds to:
- Hire personnel (either permanent staff, contractors, or external agencies) to help accelerate the development and use of CTXMarket.com
- Pay for operating expenses

Marketing Plan
While we recognize the need to promote CTXMarket.com, we are taking a novel approach. Specifically, rather than focusing our efforts on traditional forms of advertising, we have decided to grow through:
- attracting a large number of individuals and organizations in Central Texas who own stakes in CTXMarket.com and therefore are interested in shopping on CTXMarket.com, helping us make the platform more useful for the Central Texas community, and in telling their friends and family aboutctxmarket.com





FP: truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

- providing advertising, messaging, and merchandising tools for our community of sellers so that they are incentivized to grow their businesses by leveraging the tooling provided to them by CTXMarket.com
- partnering deeply with organizations who, in turn, resell the products of other local sellers so that we can grow the CTX seller community in clusters rather than through a one by one approach

OPERATIONS

Locations & Facilities

CTXMarket.com is run out offices in San Marcos, Texas, which is located right in the middle of our service area.

Technology

CTXMarket.com is a serverless application that's built using React, a JavaScript-based framework originally developed by Facebook. While CTXMarket.com appears to be a website to users, it is actually an application that is served to users through their browsers. What this means for users is that CTXMarket.com is experienced as a near instant website. There are no pages to load, and in most parts of the application (buttons, click throughs, and other interactive actions) occur nearly instantly. This is important, because it is well known that the speed of a website is critical to retaining users.

All parts of CTXMarket.com are built in the JavaScript coding language. This is important, because JavaScript is one of the most widely known and used coding languages on the planet, which means that, from a technical recruiting standpoint, finding developers is less difficult than it would be if CTXMarket.com was built using coding languages that are not as widely used.

From a growth standpoint, the CTXMarket.com software engineering team is already incubating:
- Accepting payments from users paying in cryptocurrencies (like bitcoin, bitcoin cash, and Ethereum-based coins)
- Applying machine learning algorithms to what is seen by users on the homepage
- enabling sellers to sell tickets to events and classes through ctx market.com
- Enabling service businesses and salespeople to use CTXMarket.com to offer their services to Central Texas

Key metrics

Key to the success of CTXMarket.com is increasing the gross merchandise value (or "GMV") flowing through the platform.

In addition to that key metrics, we focus on:
- enabling shoppers to find what they're looking for quickly
- providing a free online shop for sellers that is at industry standard (when juxtaposed with alternatives like wix.com)
- distributing the ownership of CTXMarket.com to as many people and organizations located in Central Texas as possible

Ownership & Structure

CTXMarket.com is a C corporation registered in the State of Texas.

The business was founded by two brothers, Patton and Davis Jones, who share equal ownership of the business.

As of the time of writing (April 28, 2021) CTXMarket.com has issued SAFE Agreements that grant claims of 4.7% ownership of the business to parties who have invested in CTXmarket.com

Company history

CTXMarket.com was originally called Squaredeal. The concept for this project was developed in the early stages of the coronavirus pandemic. Specifically, in the early stages of the coronavirus pandemic, grocers in Central Texas ran



FP: truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

low on many essential goods demanded by people in Central Texas communities. To the founders of the business, this was a problem that could be solved by creating a tool that could facilitate exchanges between neighbors. For example, it might be that one neighbor had a lot of flour while another neighbor had a lot of toilet paper. By enabling these people to have access to a hyper-local marketplace, mutually beneficial exchanges could be facilitated.

While developing the initial concept for Squaredeal, the founders realized that the Texas Cottage Food laws were an excellent example of a regulatory framework that pertains to a specific geographic community which could be integrated into a web-based technology product. This fundamental concept -- that technologies can be uniquely developed for communities located in a particular geography -- was a breakthrough for the founding team.

The founding team initially raised a small amount of money from friends and family to develop an MVP or "minimum viable product" -- something that showed a general idea of what this could become. That MVP was launched in October 2020, and the team had successfully recruited 50 makers by the end of 2020. By February 2021, the team was facilitating around $1000 of transactions per month through the platform.

By the spring of 2020, the team realized that there was a much bigger opportunity than facilitating neighbor-to-neighbor commerce. While CTXMarket.com uniquely serves the needs of home-based businesses, and of people selling to others who live nearby, the focus of the business expanded, and, rather than only offering goods *made in* Central Texas, it now enables people to buy goods *sold by retailers in* Central Texas, too.

With the pivot in the spring of 2020, the business changed its name from Squaredeal to CTX. The CTX logo is designed to be two things: first, a representation of the resilience and grit that is historically associated with Texas and second, an open embrace of the new Central Texas, which includes many new people, a wide range of cultures, and a rapidly-evolving group of communities.

Management Team

The CTXMarket.com management team is made up of Davis Jones (CEO), Patton Jones (CTO), And Jack Eltife (brand manager).

- Davis Jones manages the finance, HR, and strategy responsibilities for CTX. He is also a coder. He spends much of his time helping evolve the CTXMarket.com platform. He earned an undergraduate degree in economics (cum laude) and also holds an MBA with the focus in finance. Prior to CTX, he launched Eazl, an online learning platform that mousers more than 300,000 students worldwide.
- Patton Jones is focused on developing technology for CTX. He earned an undergraduate degree in international relations from Stanford university, and prior to working on CTX, he was a boardroom consultant for MWM Consultants based in London.
- Jack Eltife is focused on bringing the community around CTX as the Company's brand manager. He holds an undergraduate degree in corporate communications and a masters degree in advertising from the University of Texas at Austin.


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail:

- **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.
- **As a new company we have a limited operating history.** The Company was organized in June of 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.
- **We compete with other companies.** A number of competitors exist in the e-commerce space. Currently, no identified competitors exist that are providing the same spectrum of services as CTXMarket.com. As our service suite catches on, these competitors and other companies may directly compete with us.


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

- **We depend on a small management team.** We depend on the skill and experience of Davis Jones and Patton Jones. Davis has responsibilities to other companies. The relatively small size of our management team may prevent us from reaching our goals as quickly as we'd like to.

- **Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

- **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

- **We could become subject to regulation.** Our business model involves helping home-based businesses selling to the general public. As CTXMarket.com grows, regulators may determine that firms such as ours should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

- **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
  - fully develop and broaden our technology and product offerings;
  - acquire users;
  - explore opportunities and alliances with other companies; and
  - facilitate business arrangements.

- **Our success is dependent on our key personnel.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

- **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections,

FP:  truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

- **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

- **Our efficiency may be limited while our current employees and future employees are being integrated into our operations.** In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

- **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

- **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.



FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

- **If the Company incurs commercial debt, there may be risks associated with such borrowing.** If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.
- **Many of our competitors have greater brand recognition and greater financial, marketing and other resources.** Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.
- **Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.
- **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.
- **Business may not grow as planned.** The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.
- **The general adoption of new models cannot be assured.** The Company's business model is new and will be subject to social, economic, and consumer adoption. The success of the Company will depend on the amount of people interested in our e-commerce model.



FP: truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

- **Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.** Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
    - fully develop and enhance our technology;
    - develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
    - respond to changes in industry standards and practices on a cost-effective and timely basis.

  We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.
- **We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.** Our new e-commerce technology is based on sophisticated software and hardware systems, and we may encounter delays when developing new technology solutions, products and services. Further, the technology solutions underlying our products and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:
    - interruption of business operations;
    - delay in market acceptance;
    - additional development and remediation costs;
    - diversion of technical and other resources;
    - loss of customers;
- **Competitors may develop and deploy superior e-commerce technology and product offerings.** As the market for e-commerce solutions grows, we expect that competition will intensify. Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a customer's online purchasing budget. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.
- **We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely**



FP: truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

fashion. The e-commerce space is intensely competitive, dynamically evolving, and subject to rapid technological and innovative changes. Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, or at all, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

- **Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.** Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

  In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce our fees, increase our promotional spending, or take other steps to encourage activity on CTXMarket.com. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.
- **If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.** As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the second screen mobile accessories space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the e-commerce space demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:
  - be expensive and time-consuming to defend;
  - cause us to cease making, licensing or using technology that incorporate the challenged
  - intellectual property;
  - require us to redesign our products, if feasible;
  - divert management’s attention and resources; and



FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

- **Operational risks.** In consideration of any physical goods required to run our business, supply chain matters are not entirely controllable. First, vendors could fail to supply key inputs in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our technologies, fail to update and enhance technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses or supply contracts, suffer significant capacity constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and productions of our solutions, products and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property, components, or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property, components, or technology significantly increases, our expenses could increase, and our operating earnings, if any, could significantly decrease. In addition, interruption in the functionality or production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.
- **Team risks.** Our core strategic team is small, consisting of two co-founders. The two co-founders have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.
- **Financial risks.** The e-commerce market is subject to macroeconomic pressures. In an economic down-turn, relatively expensive locally-sold goods may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.
- **General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales.** Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of items sold on CTXMarket.com, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.
- **There is a low minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.** There is a low minimum capitalization required in this Offering. There is no assurance that all or a significant number of SAFE Agreements may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Agreements are sold, then we may not have sufficient capital to operate. There is no assurance that we could obtain


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

- **Shares are not guaranteed and could become worthless.** Conversion of SAFE Agreements into shares is not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Company is not guaranteed, and SAFE Agreements could become worthless.

- **Future capital needs; Dilution.** The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

- **We are relying on certain exemptions from registration.** The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the SAFE Agreements in this offering were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of SAFE Agreements. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

- **The SAFE Agreements are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of SAFE Agreements will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the SAFE Agreements, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

- **We may be required to register under the Securities Exchange Act.** The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register.




OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program. Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

- **The Offering price is arbitrary.** The price of the SAFE Agreements offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the SAFE Agreements bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.
- **Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

THE OFFERING

9.   What is the purpose of this offering?

We are raising capital to accelerate the development of CTXMarket.com, the e-commerce platform for Central Texas.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$249,000.00**
Less: Offering Expenses	$700.00	$17,430.00
Net Proceeds	**$9,300.00**	**$231,570.00**
Use of Net Proceeds		
Retaining/Hiring Staff	$8,700.00	$150,000.00
Sales and Marketing	$0.00	$70,000.00
Office Overhead & Misc	$600.00	$11,570.00
Total Use of Net Proceeds	**$9,300.00**	**$231,570.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.





FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering
13. Describe the terms of the securities being offered.

You'll be investing in a SAFE Agreement. A SAFE (simple agreement for future equity) is an agreement between an investor and a company that provides rights to the investor for future equity in the company similar to a warrant, except without determining a specific price per share at the time of the initial investment. The SAFE investor receives the future shares when a priced round of investment or liquidity event occurs. SAFEs are intended to provide a simpler mechanism for startups to seek initial funding than convertible notes.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?
Any provision of the Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Restrictions on Transfer of the Securities Being Offered
Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.


OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Common Stock:										
Common Voting Stock	10,000,000	10,000,000	Yes	☑	No	☐	Yes ☐		No	☑
								Specify:		
Other:										
SAFE Agreements	$94k issued at a $2m valuation	$94k issued at a $2m valuation	Yes	☐	No	☑	Yes ☑		No	☐
								Specify: Equity claims		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
They cannot be diluted.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
They could not.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.





OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Low Bound
$ 5,377,000
Pre-money valuation
$ 6,101,196
High Bound
$ 6,825,000
5 Valuation Methods
$ 5,142,666
Scorecard
$ 4,988,444
Checklist
$ 5,084,654
Venture Capital
$ 3,492,885
DCF with LTG
$ 10,462,613
DCF with Multiples
Method weights
15%
15%
16%
27%
27%

The weights for the above mentioned valuation methods are: Scorecard (15%), Check-list (15%), Venture Capital (16%), DCF- Long Term Growth (27%), and DCF with Multiples (27%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation is calculated at pre-money **$6,101,096.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

FP:

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:
    The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2020-09-27 - 2021-05-11	506(b)	SAFE	$109,000	General operating capital, start-up costs, development



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

CTXMarket.com has had neither a profitable nor breakeven quarter since being incorporated in June of 2020. As of the time of writing, the Company is spending roughly $8,000 per month on salaries and general expenses.

Going forward, the Company anticipates the need for sustained fundraising activities, because:
• One of the aims of the Company is to distribute ownership in the Company to many thousands of individuals and organizations in Central Texas, because we feel this would be beneficial from a financial standpoint and from a marketing / community engagement standpoint.
• We will seek to grow faster than we would be able to grow by relying solely on operating profits.

Our goal is to flow $1m per day in transaction volume through CTXMarket.com, and our strategies and operations will drive towards this goal. Once we reach this goal, we will seek to conduct an initial public offering (IPO) for the Company.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Unaudited Financials

Squaredeal App Inc. d/b/a CTXMarket.com

Unaudited Financial Statements for the Period June 22, 2020 to December 31, 2020

April 28, 2021

Unaudited — See Accompanying Notes





CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

Unaudited Financials

SQUAREDEAL APP INC. D/B/A CTXMARKET.COM
BALANCE SHEET
December 31, 2020

ASSETS

CURRENT ASSETS

Cash $25,772.20

TOTAL CURRENT ASSETS
$25,772.20

NON-CURRENT ASSETS

TOTAL NON-CURRENT ASSETS $0

TOTAL ASSETS $0

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

TOTAL CURRENT LIABILITIES $0

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES $0

SHAREHOLDER'S EQUITY

Common Stock—10,000,000 authorized shares, 10,000,000
$25,772.20
issued and outstanding shares

TOTAL SHAREHOLDERS' EQUITY $25,772.20

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY $25,772.20

Unaudited — See Accompanying Notes



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

Unaudited Financials

VIRI SYSTEMS INC. D/B/A EAZL DIGITAL DEGREE PROJECT
INCOME STATEMENT
December 31, 2017
— — — — —

Operating Income	
Sales	$0
Gross Profit	$0
Operating Expense	$0
Net Income from Operations	$0
Other Income (Expense)	$0
Net Income	$0

Unaudited — See Accompanying Notes



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Unaudited Financials

VIRI SYSTEMS INC. D/B/A EAZL DIGITAL DEGREE PROJECT
CASH FLOW STATEMENT
June 22, 2020 - December 31, 2020
– – – – –

Cash Flows from Operating Activities
Net Income (Loss) For the Period
($26,227.80)

Net Cash Flows From Operating Activities	$0
Cash Flows From Investing Activities	$0
Net Cash Flows From Investing Activities	$0
Cash Flows From Financing Activities	$52,000.00
Net Cash Flows From Financing Activities	$0
Cash at Beginning of Period	$0
Net Increase (Decrease) in Cash	$0
Cash at End of Period	$25,772.20

Unaudited — See Accompanying Notes



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Unaudited Financials

SQUAREDEAL APP INC D/B/A CTXMARKET.COM
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
June 22, 2020 to December 31, 2020

— — — — —

ORGANIZATION AND NATURE OF ACTIVITIES

Squaredeal App Inc. d/b/a CTXMarket.com ("the Company") is an e-commerce website headquartered in San Marcos, Texas. It was formed on June 22, 2020.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. There were no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Amounts Due to Shareholders

The Company's founders have advanced capital to the Company in the form of cash and by payment of certain formation and startup expenses. The amounts due accrue no interest and are payable from current income as the Company's earnings allow.

Federal Income Taxes

The Company has not completed its first full year of operation, but recorded a net operating loss for the period ended December 31, 2020. Any loss carryforward to which the Company may be entitled will be applied to future income to reduce income

Unaudited — See Accompanying Notes





CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Unaudited Financials

taxes payable. Due the the uncertainty associated with the Company's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2020 will fall within the statutory period of review by the IRS until 2023.

SIGNATURE / CERTIFICATION PAGE TO FOLLOW

Unaudited — See Accompanying Notes



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

Unaudited Financials

CERTIFICATION OF ACCURACY

I, Patrick Davis Jones, certify that:

The financial statements of Squaredeal App Inc. d/b/a CTXMarket.com included in this Form are true and complete in all material respects; and

A tax return has not been created because Squaredeal App Inc. has not filed its first annual tax filing.

Patrick Davis Jones
Chief Executive Officer

Unaudited — See Accompanying Notes

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
       (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
       (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
       (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
None

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: May 1st of each calendar year while applicable.

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: CTXMarket.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;



FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.





CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CTXMARKET.COM

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[Amount] (the "**Purchase Amount**") on or about [Today's Date], CTXMarket.com, a Texas corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms.

The "**Post-Money Valuation Cap**" is **$2,000,000**. See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).





FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.





FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event,





FP: truCrowd

CTX

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and



OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	249,000	$249,000	$231,570

other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or





FP: truCrowd

CTXMarket.com
326 North LBJ Drive,
San Marcos, TX 78666
4158470358

OFFERING STATEMENT

10,000 Units of SAFE at $1 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**249,000**	**$249,000**	**$231,570**

director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

CTXMarket.com

By: _____

Name: Davis Jones, Co-founder

Address: 326 North LBJ, San Marcos TX 78666

Email: howdy@ctxmarket.com

INVESTOR:

By: _____

Name: [Investor Name]

Email: [Investor Email]